

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 9, 2009

Mr. John David Palmer
President
Eco Energy Pumps, Inc.
112 North Curry Street
Carson City, Nevada 89703

Re: Eco Energy Pumps Inc
        Form 8-K for Item 4.01
        Filed August 10, 2009
        File No. 333-158203

Dear Mr. Palmer:

        We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief